

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 13, 2017

Marcio Kumruian
Chief Executive Officer
Netshoes (Cayman) Limited
Rua Vergueiro 961, Liberdade
01504-001 São Paulo, São Paulo, Brazil

> **Re: Netshoes (Cayman) Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted December 15, 2016**
> **CIK No. 0001562767**

Dear Mr. Kumruian:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retain copies of the communications.

Summary

Overview, page1

2. Please provide support for your statements that your recently launched site, Zattini, "is quickly becoming a leading online store for these verticals in Brazil" and that "Netshoes

has become the most recognized brand in the region in retail sports" and clarify by what measure you are making such statements.

Summary Consolidated Financial Data and Operating Data, page 8

3. Please disclose a reconciliation of GMV to net sales for each period presented and also provide the other disclosures required by Item 10(e) of Regulation S-K. In the reconciliation, please be sure to separately identify GMV associated with sales effected through your marketplace and sales effected through third-party sites that you manage, as applicable. Your disclosures should clearly indicate that sales effected through your marketplace are recorded on a net or commission basis under IFRS. If sales effected through third-party sites that you manage are likewise recorded on a net or commission basis under IFRS, disclosure to this effect should also be provided.

Use of Proceeds, page 43

4. We note that you intend to use the net proceeds from this offering for "general corporate purposes focused on expanding the scale of [y]our business." To the extent known, please provide more detail regarding the amounts that you will use to expand your business and the general corporate purposes for which the remainder of the net proceeds in this offering will be used. Refer to Item 3.C.1. of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

5. Please tell us your consideration of providing the disclosures required by Item 5.C of Form 20-F.

Key Trends and Factors Affecting our Business, page 53

6. In your disclosure regarding the launch of new products and services, specifically your Zattini web-site and your private label products, you mention that the sale of your private label products accounted for 8.1% of the net sales of your Brazil operations. Please revise to disclose the percentage of net sales your Zattini web-site constitutes.

Components of our Results of Operations, page 56

7. With a view to understanding what drives your Net Sales results, please revise to quantify to what extent your revenues are derived from on-line vs. off-line sales of products and the "other revenue" sources you describe here and in greater detail on page 86.

Liquidity and Capital Resources, page 64

8. In light of your disclosures in note 18(c)iii regarding available liquidity as of June 30, 2016 relative to contractual maturities of financial liabilities due within one year, please tell us your consideration of providing summary disclosure regarding the amount of liquidity currently available, including cash and cash equivalents and amounts available under working capital facilities, and expected sources of additional liquidity, relative to amounts owed within the next twelve months. Refer to Item 4.a. of Form F-1 and Item 5 of Form 20-F.

9. We note your disclosures on pages 73 and F-46 regarding foreign exchange risk. Please tell us your consideration of discussing foreign exchange risk in the context of your other liquidity disclosures, including: (a) the nature of any currency exchange controls in Argentina; (b) net monetary assets and liabilities by currency and (c) information regarding the potential impact of a change in exchange rates.

10. Considering recent inflation in Argentina, please tell us your consideration of: (a) quantifying the amount of monetary and nonmonetary assets in Argentina by significant asset grouping; (b) clarifying how the economic situation in Argentina impacts your liquidity, including the extent of intercompany receivables due from your Argentine subsidiaries, to the extent material; and (c) quantifying the amount of foreign currency translation losses attributed to your Argentine operations that are included in other comprehensive income as of the latest balance sheet date.

Contractual Obligations, page 69

11. Please disclose how you determined estimated interest payment obligations in light of the fact that substantially all of your interest payments are based on floating rates. Please provide similar disclosure as it relates to the tables provided on pages F-45 and F-78 of the footnotes to the financial statements.

Quantitative and Qualitative Disclosures About Market Risk, page 72

12. Please provide a discussion and analysis so as to enable investors to assess the sources and effects of material information that would be provided under Item 11 of Form 20-F from the end of the preceding fiscal year to the date of the most recent interim balance sheet. Refer to Item 11(c) of Form 20-F.

Our Competition, page 83

13. Please disclose the basis for you statement regarding your competitive position. Specifically, please discuss the basis for your statements that "existing brick and mortar retail players in Latin America have limited eCommerce presence"; "the nature of the eCommerce platforms developed by brick-and mortar stores is more of a complementary

service rather than a priority for their business"; and "pure-play sports eCommerce players are highly fragmented within the region with no company having achieved scale other than [you]." Refer to Item 4.B.7. of Form 20-F.

Sales and Marketing, page 88

14. You state here that one-third of your registered users have not made purchases yet, however, elsewhere you state that you have 16.5 million registered members of which 5 million are active customers. Please revise your disclosure for consistency.

Shares Eligible for Future Sale, page 129

15. Please tell us whether any affiliates have indicated that they will purchase shares in this offering. If so, please tell us if they have indicated an interest in purchasing a specific amount of shares. Refer to Item 9.B.2 of Form 20-F.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

2.7 Revenue Recognition, page F-13

16. Reference is made to page 87 and your discussion of "Partner-Branded Stores." Please tell us your consideration of disclosing your revenue recognition policies for sales effected through these third-party sites that you manage, including whether you present these sales on a gross or net basis and the basis in IFRS for your presentation. Please also tell us the amount of sales from these stores for the periods presented.

2.10 Financial Income and Expenses, F-14

17. Please disclose how you determine the rate used to compute imputed interest income on installment sales and imputed interest expense on credit purchases.

2.22 Impairment of Long-Lived Assets, page F-20

18. Please tell us how you concluded that all of your assets in Brazil represent just one cash-generating unit for purposes of impairment testing.

3. Segment Information, page F-25

19. We note you have aggregated all sports related sales into one category for purposes of your product group disclosures. Please tell us your consideration of providing

disaggregated disclosure of net sales attributable to sports equipment, shoes, and sports apparel.

19. Shareholders' Equity

(a) Common Shares, page F-49

20. Referencing authoritative literature to support your accounting treatment, please tell us how you account for the Repurchase Option granted to IFC investor, including the impact of the Repurchase Option, if any, on classification of the equity interest held by IFC investor, as well as the impact on your accounting and classification in the event the Repurchase Option becomes exercisable. Tell us your consideration of providing disclosure in this regard as well.

Unaudited Condensed Consolidated Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements, page F-62

21. Please tell us your consideration of disclosing your revenue recognition policies related to the marketplace platform launched in February 2016. Please also tell us the amount of such revenues for the six months ended June 30, 2016.

Exhibit Index, page II-5

22. Please confirm that you will file the required opinion regarding tax matters. Alternatively, please tell us why you think a tax opinion is not required for this transaction. For guidance, refer to Item 601 of Regulation S-K, and Section III.A.2. of Staff Legal Bulletin 19.

You may contact Adam Phippen, Staff Accountant, at 202-551-3336, or Robyn Manuel, Staff Accountant, at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-2545, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products